[Letterhead of Thompson Hine LLP]

February 13, 2006

By EDGAR and Fax

Linda van Doorn

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

InnSuites Hospitality Trust
Form 10-K for the year ended January 31, 2005
Form 10-Q for the quarter ended April 30, 2005
Form 10-Q for the quarter ended July 31, 2005
Form 10-Q for the quarter ended October 31, 2005
File No. 1-07062

Dear Ms. van Doorn:

This letter is in response to your letter dated January 30, 2006 addressed to Anthony B. Waters, Chief Financial Officer of InnSuites Hospitality Trust (the “Trust”).

Your letter indicated that the Securities and Exchange Commission’s staff has an additional comment as a result of your review of the Trust’s response letter dated January 24, 2006, and requests certain additional information in order to better understand the Trust’s disclosure.

The additional staff comment from your January 30 letter is set forth in full below.

Form 10-Q for the quarter ended July 31, 2005

Consolidated Financial Statements

Note 6 - Sale of Hotel Property, page 9

1.               We have read your response to prior comment 5.  We note that at the time of sale, Mr. Wirth owned a 35.4% interest in Phoenix Northern Resort LLC.  Please tell us whether Mr. Wirth served on the board of Phoenix Northern Resort LLC or held a management position.  In addition, please advise us of the composition of the remaining ownership interest in Phoenix Northern Resort LLC at the time of sale.  In that regard, tell us the name of the owner and quantify the ownership percentage.  Finally, tell us in sufficient detail, whether any of the owners of Phoenix Northern Resort LLC owned an interest in the Trust, sat on the board of the Trust or held a management position with the Trust.

Phoenix Northern Resort, LLC (“Phoenix Northern”) is a member-managed limited liability company.  The Administrative Member is Rare Earth Financial, LLC (“Rare Earth”), which is controlled by Mr. Wirth and his affiliates.  The Administrative Member has responsibility for the day-to-day management and operation of Phoenix Northern.  These responsibilities include, subject to the right of the members to override any action by the vote of a majority-in-interest of the members, employing and supervising professionals and employees, obtaining insurance, paying proper expenses, keeping accurate financial records, defending and settling claims not exceeding $10,000, preparing budgets, and other similar acts.  Phoenix Northern’s Operating Agreement provides that “the overall management and control of the business and affairs of [Phoenix Northern] shall be vested in the Members collectively.  A vote of a Majority-in-Interest shall be binding on the Members and [Phoenix Northern] with respect to all decisions concerning [Phoenix Northern] and its business.…”  The Administrative Member must receive the approval of a majority-in-interest of the members before taking any significant actions on behalf of Phoenix Northern.

In light of the SEC’s request for additional information, Phoenix Northern agreed to provide the Trust with its ownership records at the time of sale of the Phoenix, Arizona hotel.  As a result of the review of these records, the Trust has determined that Mr. Wirth and Rare Earth collectively owned, at the time of sale, 22.89% of the interests in Phoenix Northern, not 35.4%.  As of the time of sale, Mr. Wirth owned 62.22% of the Trust’s Shares of Beneficial Interest.

The remaining ownership interests in Phoenix Northern at the time of the sale of the Phoenix, Arizona hotel were held by 39 members.  At the time of the sale of the Phoenix, Arizona hotel, 10 members (excluding Mr. Wirth) were holders of record of both Shares of Beneficial Interest in the Trust and membership interests in Phoenix Northern.  Those 10 members owned of record 3.08% of the Trust’s Shares of Beneficial Interest and 29.52% of the membership interests in Phoenix Northern.  Due to the time, expense and difficulty involved, the Trust did not undertake to determine if any members of Phoenix Northern hold Trust Shares in “street name.”  We will provide the names and record ownership interests, in both the Trust and Phoenix Northern, of the 39 members to you supplementally.

Mr. Mason Anderson, who was a member of the Board of Trustees from January 2005 through August 2005, and his wife, Mrs. Donna Anderson, owned, at the time of sale, 1.07% of the Trust’s Shares of Beneficial Interest and 1.20% of the membership interests in Phoenix Northern.  No other members, other than Mr. Wirth, was a Trustee of the Trust or held a management position with the Trust at the time of sale.  Mr. Larry Pelegrin, who, together with his wife, owns 0.04% of the Trust’s Shares of Beneficial Interest and 1.20% of the membership interests in Phoenix Northern, was subsequently elected to the Board of Trustees by the Trust’s shareholders at the Annual Meeting held on August 25, 2005.

The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to a filing; and the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me at (216) 566-5738 or Anthony Waters at (602) 944-1500 x207 if you have any questions.

Very truly yours,

/s/ Daniel T. Young

Daniel T. Young

cc:	James Wirth, InnSuites Hospitality Trust
Anthony Waters, InnSuites Hospitality Trust
Mark Weber, Epstein, Weber & Conover, P.L.C.